                                                                       Exhibit 2

Pursuant  to an  Underwriting  Agreement,  dated  April  10,  2006 by and  among
Citigroup Global Markets Inc. (the  "Underwriter"),  the Issuer,  EB Nevada Inc.
and Mr.  Leonard Riggio (Mr.  Riggio  together with EB Nevada Inc., the "Selling
Stockholders"), the Underwriter agreed to purchase from the Selling Stockholders and the Selling  Stockholders  agreed to sell to the Underwriter an aggregate of
6,500,000  shares of Class A Common Stock,  which aggregate  amount included the
5,000,000 shares of A Common Stock sold by EB Nevada Inc. This purchase and sale was consummated on April 17, 2006.